PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated May 21, 2008)	Registration No. 333-150655

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 21, 2008.

See “Risk Factors” beginning on page 15 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes effected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

The date of this prospectus supplement is July 15, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

On July 10, 2008, Biomet, Inc. announced fourth quarter and fiscal 2008 financial results for the year ended May 31, 2008.

As previously announced, Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

The Company’s unaudited condensed consolidated financial statements as of May 31, 2008 and for the periods June 1 to July 11, 2007 (Predecessor) and July 12 to May 31, 2008 (Successor) and other financial data included in this prospectus supplement have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the U.S. and reflects the purchase accounting adjustments related to the Merger. The purchase price allocation was based on information currently available to the Company, and expectations, assumptions, and valuation methodologies deemed reasonable by the Company’s management. The final valuation and associated purchase price allocation is expected to be completed as soon as possible, but no later than one year from the completion of the acquisition. To the extent that the estimates need to be adjusted, the Company will do so.

As announced in the third quarter press release, the Company’s international subsidiaries had historically reported financial results on a one month lag, including the first and second quarters of fiscal year 2008. Due to improved financial reporting capabilities, the reporting lag was eliminated and all subsidiaries were aligned with the corporate reporting calendar for all periods presented in fiscal 2008. The impact of this change to fiscal 2008 compared to what would have been reported with the one month lag is inconsequential.

Fourth Quarter Results

Net sales increased 16% worldwide to $635.6 million

Worldwide reconstructive device sales increased 17%

Worldwide knee sales increased 17%

Worldwide hip sales increased 15%

Worldwide dental sales increased 23%

During the fourth quarter of fiscal year 2008, net sales increased 16% to $635.6 million from $549.4 million for the fourth quarter of fiscal year 2007. Domestic sales increased 10% to $358.0 million during the quarter, while sales outside the United States increased 24% to $277.6 million.

The Company incurred special charges (pre-tax) of $137.4 million during the fourth quarter of fiscal year 2008, including purchase accounting charges of $107.2 million. The purchase accounting charges primarily relate to amortization expense for intangible assets related to the merger, along with additional depreciation expense as a result of the step-up of fixed assets to fair value. The remaining special charges of $30.2 million primarily include costs associated with the previously announced operational improvement program and stock compensation expense.

Reported operating income for the fourth quarter of fiscal year 2008 was $44.8 million, compared to operating income of $54.5 million for the same period last year. Special charges (pre-tax) of $86.4 million recorded in the fourth quarter of fiscal year 2007 were primarily related to the renewal and re-negotiation of distribution agreements with existing distributors; inventory write-downs and accounts receivable reserves related to its Biomet Trauma/Biomet Spine operations; and expenses related to the Merger agreement, as well as retirement/employment costs associated with changes in executive management.

Interest expense, net for the fourth quarter of fiscal year 2008 was $144.6 million compared to $0.7 million in the prior year. Reported net loss for the fourth quarter of fiscal year 2008 was $91.5 million compared to reported net income of $41.5 million for the fourth quarter of fiscal year 2007.

Fourth Quarter Sales Performance

Reconstructive Products

Reconstructive device sales increased 17% worldwide to $473.4 million during the fourth quarter of fiscal year 2008 compared to $404.2 million for the fourth quarter of fiscal year 2007. Reconstructive device sales in the United States increased 9% during the fourth quarter, while reconstructive device sales outside the United States increased 26%.

Knee sales increased 17% worldwide during the fourth quarter and increased 13% in the United States. Key growth drivers for knees during the fourth quarter include the Oxford® Partial Knee System, as well as primary and revision components of the Vanguard™ Complete Knee System. The Vanguard™ Complete Knee System is the only total knee replacement that allows for sizing of the femur and tibia independently, offering complete component interchangeability. The Oxford® Partial Knee, with its excellent long-term clinical results, is the only free-floating mobile-bearing partial knee approved by the U.S. Food and Drug Administration.

Hip sales increased 15% worldwide and 3% in the United States during the fourth quarter of fiscal year 2008, compared to the same period last year. Global sales of the M2a-Magnum™ Acetabular System and the Taperloc® Hip Stem, as well as European sales of the ReCap® Total Resurfacing System and the Exceed ABT™ (Advanced Bearing Technologies) Acetabular System contributed to the fourth quarter growth in hip sales.

Fixation Products

Fixation sales increased 12% worldwide to $58.3 million during the fourth quarter of fiscal year 2008, compared to $52.1 million for the fourth quarter of last year. Fixation sales increased 8% in the United States during the quarter. Product categories contributing to improved fixation sales during the fourth quarter include internal fixation devices and craniomaxillofacial fixation products.

Spinal Products

Spinal product sales increased 3% worldwide to $53.1 million during the fourth quarter from $51.7 million for the fourth quarter of fiscal year 2007. Spinal product sales increased 9% in the United States during the fourth quarter as a result of spinal stimulation sales growth.

Other Products

Sales of the Company’s “other products” increased 23% worldwide to $50.8 million during the fourth quarter of fiscal year 2008 compared to $41.4 million during the same period of fiscal year 2007. Sales of “other products” increased 16% in the United States during the fourth quarter. Strong demand for sports medicine devices, as well as positive growth for soft goods and bracing products, contributed to the fourth quarter growth in this reporting segment.

Biomet, Inc.

Consolidated Statements of Operations

(In millions, unaudited)

	(Successor) Three Months Ended May 31, 2008	(Predecessor) Three Months Ended May 31, 2007
Net sales	$635.6	$549.4
Cost of sales	201.2	188.5

Gross profit	434.4	360.9
Gross profit percentage	68.3%	65.7%
Selling, general and administrative	263.8	280.2
Research and development	23.1	23.3
Amortization	102.7	2.9

Operating income	44.8	54.5
Percentage of Sales	7.0%	9.9%
Other income, net	(8.6)	4.4
Interest expense, net	(144.6)	(0.7)

Income (loss) before income taxes	(108.4)	58.2
Income taxes	(16.9)	16.7

Tax rate	15.6%	28.7%

Net income (loss)	$(91.5)	$41.5

Percentage of Sales	-14.4%	7.6%

Biomet, Inc.

Consolidated Statements of Operations

(In millions, unaudited)

	(Successor) Period from July 12, 2007 to May 31, 2008	(Predecessor) Period from June 1, 2007 to July 11, 2007	(Predecessor) Twelve Months Ended May 31, 2007
Net sales	$2,134.5	$248.8	$2,107.4
Cost of sales	814.7	102.3	642.3

Gross profit	1,319.8	146.5	1,465.1
Gross profit percentage	61.8%	58.9%	69.5%
Selling, general and administrative	1,097.6	194.2	878.2
Research and development	82.2	34.0	94.4
In-process research and development	479.0	—	—
Amortization	329.3	0.5	2.9

Operating income (loss)	(668.3)	(82.2)	489.6
Percentage of Sales	-31.3%	-33.0%	23.2%
Other income, net	(9.7)	0.6	21.3
Interest expense, net	(516.3)	(0.3)	(9.3)

Income (loss) before income taxes	(1,194.3)	(81.9)	501.6
Income taxes	(230.1)	(27.3)	165.7

Tax rate	19.3%	33.3%	33.0%

Net income (loss)	$(964.2)	$(54.6)	$335.9

Percentage of Sales	-45.2%	-21.9%	15.9%

Biomet, Inc.

Preliminary Balance Sheet

(In millions, unaudited)

	(Successor) May 31, 2008	(Predecessor) May 31, 2007
Assets
Cash and short-term investments	$127.6	$230.9
Accounts receivable	486.2	498.7
Income tax receivable	48.8	—
Inventories	539.7	540.4
Current deferred income taxes	100.7	136.8
Prepaids and other current assets	46.7	45.0
Fixed assets	640.9	427.4
Intangible assets, net	6,208.2	74.6
Goodwill	5,368.2	448.4
Other assets	160.2	55.7

Total Assets	$13,727.2	$2,457.9

Liabilities and Stockholders’ Equity
Current liabilities	$564.5	$345.9
Deferred income taxes	2,044.1	—
Long-term debt	6,217.2	—
Other Long-term liabilities	51.3	62.8
Stockholders’ equity (1)	4,850.1	2,049.2

Total Liabilities and Stockholders’ Equity	$13,727.2	$2,457.9

(1)	The Company’s balance sheet as of May 31, 2008 reflects additional equity contributions of $120 million in the fourth fiscal quarter by trusts affiliated with Dane A. Miller and Mary Louise Miller and approximately $14 million by management which were made in the third fiscal quarter and transferred by Parent to Biomet in the fourth fiscal quarter.

Biomet, Inc.

Preliminary Consolidated Statements of Cash Flows

(In millions, unaudited)

	(Predecessor) June 1, 2007 to July 11, 2007	(Successor) July 12, 2007 to May 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(54.6)	$(964.2)
Depreciation and amortization	9.3	471.5
Deferred financing costs	—	7.7
Non-cash stock compensation expense	—	25.8
In-process research and development charge	—	479.0
Non-cash charges related to inventory step-up	—	160.3
Provision for inventory obsolescence	—	7.7
Gain (loss) on sale of investments	(7.0)
Deferred income taxes	76.7	(50.7)
Amortization of bond premium	—	(0.4)
Tax benefit from exercise of stock options	(3.9)	—
Accounts and Notes Receivables, net	5.8	32.5
Inventories	(12.0)	(34.8)
Prepaid expenses	(72.9)	33.2
Accounts payable	(1.6)	12.8
Accrued (refundable) income taxes	(23.1)	(17.8)
Accrued interest	—	80.9
Other	142.7	(61.8)

Net cash provided by operating activities	59.4	181.7
CASH FLOWS FROM INVESTING ACTIVITIES:
Net proceeds (payments) for sale of investments	42.8	84.7
Capital expenditure	(22.0)	(167.9)
Acquisition of Biomet Inc.	—	(11,638.2)
Other	(9.8)	(0.4)

Net cash used in investing activities	11.0	(11,721.8)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (payments) on long-term debt—Merger Date	—	6,250.7
Cash equity contributions	—	5,521.9
Payment of deferred financing fees	—	(87.1)
Payments under senior secured credit facility	—	(18.3)
Payments on revolving credit agreement	—	(134.6)
Payments on old co revolving credit agreement	0.2	(43.8)
Purchase of common shares	(2.8)	—
Tax benefit from exercise of stock options	3.9	—
Other	—	—

Net cash provided by financing activities	1.3	11,488.8

Effect of exchange rate changes on cash	0.1	2.0

Increase (decrease) in cash and cash equivalents	71.8	(49.3)
Cash and cash equivalents, beginning of period	105.1	176.9

Cash and cash equivalents, end of period	$176.9	$127.6